Exhibit 1

January 27, 2008

Board of Directors

Landry’s Restaurants, Inc.

1510 West Loop South

Houston, Texas 77027

Members of the Board of Directors:

I am pleased to offer to acquire, through an acquisition vehicle to be formed by me, all of the outstanding shares of common stock of Landry’s Restaurants, Inc. (“Landry’s” or the “Company”) at a cash purchase price of $23.50 per share. As you are aware, I currently beneficially own approximately 39% of the fully diluted capital stock of the Company. The total value of the transaction, including contribution of my existing equity plus refinancing of existing debt, is expected to be approximately $1.3 billion.

I believe that my offer is fair to and in the best interest of Landry’s and its various constituencies, including its public stockholders. This offer represents a 41% premium over the closing price of Landry’s common stock on January 25, 2008. Given the turmoil in the marketplace and the uncertainty in our industry, my offer provides certainty and liquidity for our stockholders.

The proposal, in addition to providing the public stockholders of the Company with a fair price for – and substantial premium on – their equity, will ensure the Company has the flexibility to meet the challenges of intensifying competition, shortage of workers, escalating real estate costs and the risk of new entrants in the years to come. I feel that a long-term, entrepreneurial management perspective is required that is not constrained by the public markets’ constant focus on short-term results and the need to constantly grow the core business in order to succeed in this fiercely competitive environment. As both a major stockholder and as the Company’s Chairman, President and Chief Executive Officer, I am convinced that private ownership is highly desirable and am willing to assume the risks of full ownership and additional leverage to ensure that the Company has the structure and flexibility it needs to continue to grow. I believe that a going-private transaction is the best strategic alternative available to enhance stockholder value for the Company and its public stockholders.

My current intent is to structure the transaction as a merger. In conjunction with the merger, Landry’s outstanding debt will be refinanced. I have spoken with potential financing sources for the transaction and am highly confident that I can obtain all debt financing to fund this transaction given that I will be contributing my entire 39% stock ownership and substantial additional cash equity. The transaction will also have to be approved by Landry’s stockholders. I would move promptly to obtain all necessary regulatory approvals for the transaction, including liquor license and gaming related matters and compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, upon execution of a definitive agreement. I am already licensed by the Nevada Gaming Commission. As a result, I anticipate all gaming-licensing requirements can be satisfied expeditiously. I do not anticipate any issues in obtaining any other regulatory approvals. I believe all these factors will provide a high degree of comfort that the proposed merger can be closed quickly and with certainty.

Following this transaction, I expect the Company’s senior management team would remain in place. I also anticipate that we will continue to run the business substantially in accordance with the Company’s current practice, with such changes as may be necessary to meet the long-term competitive environment and to realize our business objectives. I expect to maintain the Company’s valuable employee base, which I view as one of its most important assets.

Given my extensive history and knowledge of the Company, I am well positioned to negotiate and complete the transaction in an expedited manner and to promptly enter into discussions so that we can negotiate a merger agreement acceptable to all parties. We will provide you shortly with a proposed merger agreement. We anticipate such draft would include minimal representations and warranties.

I expect that the Board of Directors of Landry’s will form a special committee of independent directors to consider my proposal on behalf of Landry’s public stockholders and to recommend to the Board of Directors whether to approve the proposal. I will vote in favor of that delegation of authority. I also encourage the special committee to retain its own financial advisor and legal counsel to assist in its review. I would welcome the opportunity to present my proposal to the special committee as soon as possible.

This indication of interest is non-binding and no agreement, arrangement or understanding between the parties shall be created until such time as definitive documentation has been executed and delivered by Landry’s and all other appropriate parties and the agreement, arrangement or understanding has been approved by Landry’s Board of Directors and its special committee.

I, as well as my entire team, look forward to working with the special committee and its financial advisor and legal counsel to complete a mutually acceptable transaction that is attractive to the Company’s public stockholders. Should you have any questions, please contact me or my financial advisors.

Very truly yours,

/s/ Tilman J. Fertitta
Tilman J. Fertitta